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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             WORLD COLOR PRESS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title Of Class Of Securities)

                                   98144310-4
                      (CUSIP Number of Class of Securities)

                               LOUIS SAINT-ARNAUD
                    VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                     H3C 4M8
                                 (514) 954-0101
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 WITH A COPY TO:
                              JOHN A. WILLETT, ESQ.
                                 ARNOLD & PORTER
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000

                                  JULY 12, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

                         (Continued on following pages)


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------------------------------
CUSIP NO. 98144310
------------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                          QUEBECOR PRINTING INC.

    IRS IDENTIFICATION NOS OF ABOVE PERSONS                     NOT APPLICABLE
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    /   /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                    BK, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                               CANADA
--------------------------------------------------------------------------------
       NUMBER OF        7  SOLE VOTING POWER                   16,865,572.79*
         SHARES       ----------------------------------------------------------
      BENEFICIALLY      8  SHARED VOTING POWER                           NONE
        OWNED BY      ----------------------------------------------------------
          EACH          9  SOLE DISPOSITIVE POWER              16,865,572.79*
       REPORTING      ----------------------------------------------------------
      PERSON WITH      10  SHARED DISPOSITIVE POWER                      NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                                     16,865,572.79*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                             /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 35.7%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------------------------------

*   Beneficial ownership is based solely on the following agreements:

    On July 12, 1999, the Reporting Person entered into a Tender, Voting and Option Agreement (the "Tender Agreement") with KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie, who are senior executives of the Company (together, the "Stockholders"), pursuant to which, among other things, the Stockholders granted the Reporting Person an irrevocable option to purchase all, but not less than all, of the Stockholders' shares, representing an aggregate amount of 9,307,272.79, at a price of $35.69 per share, exercisable only in the event of the Triggering Event (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit
    (a)(1).


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    On July 12, 1999, the Reporting Person also entered into a Stock Option
    Agreement (the "Stock Option Agreement") with the Subject Company pursuant to which the Subject Company granted the Reporting Person the option to purchase up to 7,558,300 Shares exercisable only in the event of payment of a certain Termination Amount (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).


                                       2

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------------------------------
CUSIP NO. 98144310
------------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                        PRINTING ACQUISITION INC.

    IRS IDENTIFICATION NOS OF ABOVE PERSONS                        51-0391534
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    /   /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                    BK, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF        7  SOLE VOTING POWER                   16,865,572.79*
         SHARES       ----------------------------------------------------------
      BENEFICIALLY      8  SHARED VOTING POWER                           NONE
        OWNED BY      ----------------------------------------------------------
          EACH          9  SOLE DISPOSITIVE POWER              16,865,572.79*
       REPORTING      ----------------------------------------------------------
      PERSON WITH      10  SHARED DISPOSITIVE POWER                      NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                                     16,865,572.79*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                             /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 35.7%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------------------------------

*   Beneficial ownership is based solely on the following agreements:

    On July 12, 1999, Quebecor Printing Inc. ("Quebecor Printing"), of which Reporting Person is an indirect wholly owned subsidiary, entered into a Tender, Voting and Option Agreement (the "Tender Agreement") with KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie, who are senior executives of the Company (together, the "Stockholders"), pursuant to which, among other things, the Stockholders granted Quebecor Printing an irrevocable option to purchase all, but not less than all, of the Stockholders' shares, representing an aggregate amount of 9,307,272.79, at a price of $35.69 per share, exercisable only in the event of the Triggering Event (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).

    On July 12, 1999, Quebecor Printing also entered into a Stock Option Agreement (the "Stock Option Agreement") with the Subject Company


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    pursuant to which the Subject Company granted Quebecor Printing the option to purchase up to 7,558,300 Shares exercisable only in the event of payment of a certain Termination Amount (as defined in Section 13 of the Offer to Purchase). This agreement is described more fully in Section 13, "The Merger Agreement; Other Agreements," of the Offer to Purchase attached hereto as Exhibit (a)(1).


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ITEM 1.  SECURITY AND ISSUER

    (a) This statement on Schedule 13D (this "Statement") relates to shares of common stock, $0.01 par value, of World Color Press, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 340 Pemberwick Rd., Greenwich, Connecticut, 06831.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d) and (f): This Statement is filed by Quebecor Printing Inc. ("Quebecor Printing"), a company amalgamated under the laws of Canada, and Printing Acquisition Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Quebecor Printing. The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), and Annex I of the Offer to Purchase filed as Exhibit (a) (1) to the Schedule 14D-1 (SEC File No. 005-49871) on July 16, 1999, as amended by Amendment No. 1 filed on July 28, 1999 and Amendment No. 2 filed on August 9, 1999, (the "Offer to Purchase"), is incorporated herein by reference.

    (d) and (e): During the last five years, neither Quebecor Printing nor Purchaser nor, to the best knowledge of Quebecor Printing and Purchaser, any of the persons listed in Annex I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth under "Introduction" and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

    (a)-(g): The information set forth under "Introduction," Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and Merger; Appraisal Rights; Plans for the Company"), Section 13 ("The Merger Agreement; Other Agreements"), and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    Except as contemplated by the Merger Agreement, the Tender Agreement or the Stock Option Agreement neither Quebecor Printing nor Purchaser has any plans or proposals which relate to or would result in (x) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or (y) changes to the Company's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person.

    (h) and (i): The information set forth under "Introduction" and Section 7 ("Effect of the Offer on the Market for Shares, NYSE Listing, Stock Quotation, Exchange Act Registration; Margin Regulation") of the Offer to Purchase is incorporated herein by reference.


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    (j): Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a)-(d): The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), and Section 13 ("Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.


    (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The information set forth under "Introduction," Section 9 ("Certain Information Concerning Quebecor Printing, Purchaser and QPUSA"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), and Section 13 ("The Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 99.1. Joint Filing Agreement dated August 9, 1999 between Quebecor Printing and Purchaser.

    The following exhibits are incorporated by reference from the 14D-1 Tender Offer Statement filed by Quebecor Printing and Purchaser on July 16, 1999, Amendment No.1 to the Schedule 14D-1 Tender Offer Statement filed on July 28, 1999, and Amendment No.2 to the Schedule 14D-1 Tender Offer Statement filed on August 9, 1999:

         (a)(1) Offer to Purchase dated July 16, 1999.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7) Summary Advertisement as published in The Wall Street Journal and the New York Times on July 16, 1999.

         (a)(8) Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999.

         (a)(9) Text of Press Release issued on July 28, 1999.

         (b)(1) Arrangement Letter (including the related term sheets and waiver letters) dated as of July 12, 1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian Imperial Bank of Commerce.

         (c)(1) Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company.

         (c)(2) Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates and Robert G. Burton, Marc L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie.

         (c)(3) Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company.

         (c)(4) Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the Company.

         (c)(5) Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates.


                                       7

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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 1999

                                  QUEBECOR PRINTING INC.

                                  By: /s/ CHRISTIAN M. PAUPE
                                     -------------------------------
                                     Name: Christian M. Paupe
                                     Title: Executive Vice President

                                  PRINTING ACQUISITION INC.

                                  By: /s/ CHRISTIAN M. PAUPE
                                     -------------------------------
                                     Name: Christian M. Paupe
                                     Title: Treasurer


                                       8